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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

             (Check One): [ ] Form 10-K [ ] Form 20-F [ ]Form 11-K
                          [X] Form 10-Q [ ]Form N-SAR

                         For Period Ended: July 31, 1996

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

                        For the Transition Period Ended:

  Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

                              Delta Computec, Inc.
                             Full Name of Registrant

                                 Not applicable
                           Former Name if Applicable

                                900 Huyler Street
           Address of Principal Executive Office (Street and Number)

                           Teterboro, New Jersey 07608
                            City, State and Zip Code

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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed

     [X] on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The Registrant needs additional time to file due to accounting staff turnover and vacancies plus non-recurring, extensive administrative workload and associated manpower requirements during the period making it impossible to complete the report by the due date.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Frank J. Donnelly                   201            440-8585
               (Name)                    (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If answer is no,
    identify report(s).                                 [ ] Yes   [x] No

    Proxy Material as to be included in Part III, Form 10-K Report For The Year Ended October 31, 1995

    Form 10-Q Report for the Quarter Ended January 31, 1996

    Form 10-Q Report for the Quarter Ended April 30, 1996

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?
                                                           [ ] Yes  [x] No

    If so, attach an explanation of the anticipated explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              Delta Computec, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  September 13, 1996        By  /s/ Frank J. Donnelly
                                    Frank J. Donnelly, Chief Financial Officer

INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).